FORM 3                                                    OMB APPROVAL
                                                --------------------------------
                                                OMB Number: 3235-0104
                                                Expires: December 31, 2001
                                                Estimated average burden
                                                hours per response:..........0.5


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Credit Suisse First Boston, on behalf of the
Credit Suisse First Boston unit
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   (Last)                            (First)              (Middle)

                               11 Madison Avenue
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                                    (Street)

  New York                             NY                   10010
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

        2/26/01
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

        Oakwood Homes Corporation (OH)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person


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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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

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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the Form is filed by more than one Reporting Person, see Instruction
5(b)(v).

 Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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
Warrants                 Immed.     2/26/09         Common Stock, par value 9,534,439       $1.96875           I           (1) (2)
                                                    $0.50
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

See Attachment A for footnotes.


 Credit Suisse First Boston,
 acting solely on behalf of the
 Credit Suisse First Boston
 Business unit.


/s/ Stephen A.M. Hester                                    3/8/01
-----------------------------------------            ------------------
**Signature of Reporting Person                             Date
By: Stephen A.M. Hester

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                  Attachment A

(1) These securities are held directly by Credit Suisse First Boston International ("CSFBi"), which is a UK Bank. Credit Suisse Fist Boston (International) Holding AG ("CSFB-AG"), an Aktiengesellschaft organized under the laws of Switzerland, directly holds 24% of the ordinary voting shares of CSFBi. CSFB-AG is a wholly owned subsidiary of Credit Suisse First Boston (the "Bank"), a Swiss bank. The Bank directly holds 56% of the ordinary voting shares of CSFBi. Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland, directly holds 20% of the ordinary voting shares of CSFBi.

(2) This Form 3 is being filed by the Bank on behalf of itself and its subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person"). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The Bank and its subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

     The ultimate parent company of the Bank is CSG. The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its consolidated subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Bank business unit that engages in the global private banking business; (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. CSG's business address is Paradeplatz 8, Postfach 1, CH-8070, Zurich, Switzerland.

     CSG, for purposes of federal securities laws, may be deemed ultimately to control the Bank and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own securities issued by the Issuer or derivative securities relating thereto, and any such securities are not reported in this statement. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of any such securities beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of any such securities beneficially owned by CSG and any of CSG's and the Bank's other business units.

     The Reporting Person disclaims beneficial ownership of securities held directly by any entity described herein except with respect to the Reporting Person's proportionate interest in or ownership of such entity. The filing of this statement shall not be construed for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, as an admission of beneficial ownership of the securities reported on this statement.